Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2016 third-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2016 third-quarter results

Adjusted operating cash flow up 55%, adjusted net earnings up $153 million year-over-year

Development projects advancing on schedule

Company on track to meet production and cost guidance for fifth straight year

Toronto, Ontario – November 2, 2016 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2016.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2016 third quarter highlights:

•	Production[1]: 684,129 gold equivalent ounces (Au eq. oz.), compared with 680,679 Au eq. oz. in Q3 2015.

•	Revenue: $910.2 million, compared with $809.4 million in Q3 2015.

•	Production cost of sales[2]: $719 per Au eq. oz., compared with $668 in Q3 2015.

•	All-in sustaining cost[2]: $1,001 per Au eq. oz. sold, compared with $941 in Q3 2015. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $987 in Q3 2016, compared with $936 in Q3 2015.

•	Adjusted operating cash flow[2]: $320.3 million, compared with $206.6 million in Q3 2015.

•	Operating cash flow: $266.2 million, compared with $232.1 million in Q3 2015.

•	Adjusted net earnings (loss)[2,3]: adjusted net earnings of $128.7 million, or $0.10 per share, compared with adjusted net loss of $23.9 million, or $0.02 per share, in Q3 2015.

•	Reported net earnings (loss)[3]: reported net earnings of $2.5 million, or $0.00 per share, compared with a loss of $52.7 million, or $0.05 per share, in Q3 2015. The Q3 reported net earnings include a non-cash impairment charge of $68.3 million related to property, plant and equipment, and an inventory write-down of $71.3 million, at Maricunga.

•	Balance sheet and liquidity: Kinross ended the quarter with cash and cash equivalents of $756.4 million and total liquidity of approximately $2.2 billion. The Company has no debt maturities until 2020.

•	Average realized gold price: $1,336 per ounce, compared with $1,122 per ounce in Q3 2015.

•	Development projects: Kinross continued to make good progress advancing the pipeline of high-quality development projects spanning its three operating regions:

o	The Tasiast Phase One expansion project is proceeding well and a feasibility study for the Phase Two expansion is expected to be completed in Q3 2017.

o	Bald Mountain received a Record of Decision that allows for increased exploration and mining activities, which commenced in the quarter, and provides significant flexibility for future growth and expansion. A pre-feasibility study for the Vantage Complex is expected to be completed in Q2 2017.

o	The Russian development projects – September Northeast near Dvoinoye and Moroshka near Kupol – are expected to commence mining in Q1 2017 and the first half of 2018, respectively.

o	A feasibility study for Round Mountain’s Phase W project is expected to be completed in Q3 2017.

•	Outlook: Kinross is tracking towards the lower half of its 2016 guidance range for production (2.7 - 2.9 million Au eq. oz.), and the upper half of its guidance range for production cost of sales ($675 - $735 per Au eq. oz.) and all-in sustaining cost ($890 - $990 per Au eq. oz.). The capital expenditure forecast has been reduced to a range of $650-$675 million, compared with the previous forecast of $755 million.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) attributable to common shareholders”.

p. 1 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2016 third-quarter results:

“Our portfolio of mines continued to deliver consistent and solid operational performance in the third quarter. Strong production, combined with a higher gold price, increased adjusted operating cash flow by 55% and adjusted net earnings by $153 million, year-over-year.

“With a strong balance sheet, total liquidity of approximately $2.2 billion, and no debt maturities until 2020, we have the financial strength and flexibility to fund our pipeline of high-quality organic development projects. The Tasiast Phase One expansion is advancing as planned, and we now expect to complete the Phase Two feasibility study in Q3 2017. At Bald Mountain, our new permit provides significant flexibility for future growth and expansion and we expect to complete a pre-feasibility study on the promising Vantage Complex in Q2 2017. Our two projects in Russia are in the advanced stages of development, and we expect to complete a feasibility study on the Round Mountain Phase W project in Q3 2017.

"We are delivering on our strategy with consistent operational performance and robust cash flow, a strong balance sheet, and a suite of exciting development projects that provide a clear path to future value."

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2016	2015	2016	2015
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	690,311	687,077	2,057,844	1,990,734
Sold(c)	680,327	721,927	2,035,475	1,996,827

Attributable gold equivalent ounces(a)
Produced(c)	684,129	680,679	2,042,859	1,970,937
Sold(c)	674,070	715,648	2,020,219	1,976,459

Financial Highlights
Metal sales	$910.2	$809.4	$2,569.2	$2,346.0
Production cost of sales	$490.0	$482.3	$1,454.4	$1,395.4
Depreciation, depletion and amortization	$213.8	$239.8	$617.2	$662.7
Impairment charges	$139.6	$-	$139.6	$24.5
Operating earnings (loss)	$(30.1)	$(0.3)	$81.9	$(25.6)
Net earnings (loss) attributable to common shareholders	$2.5	$(52.7)	$12.5	$(142.6)
Basic earnings (loss) per share attributable to common shareholders	$0.00	$(0.05)	$0.01	$(0.12)
Diluted earnings (loss) per share attributable to common shareholders	$0.00	$(0.05)	$0.01	$(0.12)
Adjusted net earnings (loss) attributable to common shareholders(b)	$128.7	$(23.9)	$143.9	$(22.2)
Adjusted net earnings (loss) per share(b)	$0.10	$(0.02)	$0.12	$(0.02)
Net cash flow provided from operating activities	$266.2	$232.1	$796.6	$649.4
Adjusted operating cash flow(b)	$320.3	$206.6	$715.1	$582.8
Average realized gold price per ounce	$1,336	$1,122	$1,261	$1,175
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$720	$668	$715	$699
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$719	$668	$713	$699
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$695	$655	$694	$686
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$987	$936	$962	$965
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,001	$941	$973	$970
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,074	$998	$1,030	$1,044
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,085	$1,000	$1,039	$1,047

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on page 13 to 17 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2016 was 68.05:1, compared with 75.40:1 for the third quarter of 2015 and for the first nine months of 2016 was 73.61:1, compared with 73.66:1 for the first nine months of 2015.

p. 2 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on third-quarter 2016 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 684,129 attributable Au eq. oz. in Q3 2016, a slight increase compared with 680,679 Au eq. oz. in Q3 2015, mainly due to the acquisition of Bald Mountain and 50% of Round Mountain, offset by the temporary suspension of mining at Tasiast during the summer, the suspension of mining at Maricunga, and lower production at Paracatu.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $719 for Q3 2016, compared with $668 for Q3 2015, mainly as a result of the temporary suspension at Tasiast, higher costs at Fort Knox and Chirano, and a decrease in high-margin ounces from Kupol-Dvoinoye.

Production cost of sales per Au oz. on a by-product basis2 was $695 in Q3 2016, compared with $655 in Q3 2015, based on Q3 2016 attributable gold sales of 651,259 ounces and attributable silver sales of 1,552,537 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $1,001 in Q3 2016, compared with $941 in Q3 2015, mainly as a result of higher production cost of sales. All-in sustaining cost per Au oz. sold on a by-product basis2 was $987 in Q3 2016, compared with $936 in Q3 2015.

For the nine months ended September 30, 2016, all-in sustaining cost per Au eq. oz. sold was $973, compared with $970 for the same period in 2015, and all-in sustaining cost per Au oz. sold on a by-product basis was $962, compared with $965 for same the period in 2015.

Average realized gold price: The average realized gold price in Q3 2016 increased to $1,336 per ounce, compared with $1,122 per ounce in Q3 2015.

Revenue: Revenue from metal sales was $910.2 million in Q3 2016, compared with $809.4 million during the same period in 2015, due to the increase in the average realized gold price.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $617 per Au eq. oz. for Q3 2016, compared with a Q3 2015 margin of $454 per Au eq. oz.

Operating cash flow: Operating cash flow of $266.2 million for Q3 2016, compared with $232.1 million for Q3 2015.

Adjusted operating cash flow2 was $320.3 million for Q3 2016, compared with $206.6 million for Q3 2015.

Earnings/loss: Adjusted net earnings2,3 were $128.7 million, or $0.10 per share, for Q3 2016, compared with adjusted net loss of $23.9 million, or $0.02 per share, for Q3 2015.

Reported net earnings3 were $2.5 million, or $0.00 per share, for Q3 2016, compared with reported net loss of $52.7 million, or $0.05 per share, for Q3 2015. Reported net earnings for Q3 2016 include a non-cash impairment charge of $68.3 million related to property, plant and equipment, and a write down of inventory of $71.3 million, at Maricunga.

Capital expenditures: Capital expenditures decreased to $153.8 million for Q3 2016, compared with $171.3 million for the same period last year, primarily due to lower spending at Fort Knox and Tasiast.

Operating results and update

Mine-by-mine summaries for 2016 third-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

4 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Americas

Fort Knox performed well during the quarter, as production increased compared with Q2 2016 mainly as a result of higher mill grades, higher tonnes of ore mined, planned mine sequencing and the positive seasonal effect on the heap leach. Production decreased slightly year-over-year mainly as a result of lower mill grades. Cost of sales per ounce decreased compared with Q2 2016 mainly due to higher mill grades and recoveries, while cost of sales per ounce increased compared with Q3 2015 primarily due to higher operating waste and lower mill grades.

Round Mountain continued to perform well, with production slightly higher than Q2 2016 mainly due to stronger mill grades. Cost of sales per ounce increased compared with the previous quarter mainly as a result of an increase in the consumption of reagents and fuel.

At Bald Mountain, production was largely in line with Q2 2016. Cost of sales per ounce decreased quarter-over-quarter as a result of lower maintenance and contractor costs. The site continues to achieve higher mining rates and expects increased production in the fourth quarter due to higher grade materials placed on the heap leach in the third quarter, commissioning of a second heap leach pad, and the mine plan entering into the higher grade area of the ore body.

Kettle-River Buckhorn continued its strong performance as it nears the end of its mine life, which has now been extended into Q1 2017. Production increased quarter-over-quarter and year-over-year mainly as a result of higher grades, recoveries and throughput. The site achieved its lowest cost of sales per ounce in three years, mainly as a result of lower labour and contractor costs.

At Paracatu, production was lower compared with Q2 2016 and Q3 2015 mainly as a result of a lack of rainfall in the region which caused a temporary 16-day production curtailment, and localized metallurgical characteristics affecting throughput and recoveries. A number of Continuous Improvement initiatives have thus far offset these challenges. In Q3, the production shortfall was partially offset by approximately 20,000 Au eq. oz. of production from the Santo Antonio tailings reprocessing initiative. The site also continued with its ongoing water conservation activities, including establishing alternative water sources and enhancing water catchment areas, to mitigate the effect of the lack of rainfall. Cost of sales per ounce was largely in line with the previous quarter, and lower compared with Q3 2015, primarily as a result of foreign exchange gains derived from the Company’s hedging strategy.

At Maricunga, production was lower quarter-over-quarter and year-over-year as the Company placed the mine into suspension in August. The Company expects to continue rinsing the heap leach pads in the fourth quarter. Cost of sales per ounce was slightly higher than the previous quarter mainly due to fewer gold ounces sold.

Russia

The combined Kupol and Dvoinoye operation continued its consistent performance and achieved a solid quarter. Production was lower quarter-over-quarter and year-over-year primarily as a result of the anticipated lower grades, which were consistent with the mine plan. Cost of sales per ounce was higher compared with Q2 2016 mainly due to higher one time contractor costs, and was lower compared with Q3 2015 primarily due to a decrease in labour and fuel costs as a result of favourable foreign exchange movements. Approximately 71,000 Au eq. oz. were produced from processing Dvoinoye ore in Q3 2016.

Construction of a filter cake plant at Kupol is in its advanced stages, and is expected to be completed by year end. The plant will allow for increased treatment of tailings, giving the site more flexibility for potential mine life extensions going forward.

West Africa

At Tasiast, production was slightly higher quarter-over-quarter primarily as a result of higher mill grades, and lower compared with Q3 2015 mainly as a result of the temporary suspension of mining. Cost of sales per ounce was largely in line with the previous quarter and higher compared with Q3 2015 mainly due to the decrease in ounces produced.

p. 4 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Tasiast resumed normal mining and processing operations in mid-August following the temporary suspension caused by the now resolved expatriate work permit issue and the filing of a Mauritanization plan. A new three-year collective labour agreement (CLA) was signed on October 4, 2016 with union employees. The new CLA provides labour stability and underscores the ongoing partnerships the Company continues to build with its employees.

Chirano performed well during the quarter, substantially increasing production by 42% and decreasing cost of sales per ounce by 26% compared with Q2 2016. The production increase was mainly as a result of mining higher grades and volumes from the Paboase underground deposit, which is expected to continue into the fourth quarter. Production was largely consistent year-over-year, with cost of sales per ounce higher mainly due to increases in electricity costs, fuel costs, and taxes, which are expected to remain higher at the site.

Organic development projects

Tasiast Phase One expansion

The Tasiast Phase One expansion is progressing well, with engineering 80% complete and the majority of procurement for long lead packages now concluded. Major earthworks have begun and substantial construction has commenced on the crusher and the SAG mill foundations. Major contracts for the construction of the tailings storage facility (TSF) have been awarded while the TSF haul road is now approximately 65% complete. Full commercial production at the Phase One expansion is expected in Q2 2018.

The Company has also initiated the process for the Phase Two expansion feasibility study, which is expected to be completed in Q3 2017. Phase Two contemplates installing an additional 18,000 t/d of throughput capacity for a total combined capacity of 30,000 t/d for both phases.

Bald Mountain

On August 25, 2016, the Company announced that it received the Record of Decision from the U.S. Bureau of Land Management (BLM) to allow for increased exploration activities and expansion of existing mine operations at Bald Mountain. The decision opens up areas within the site’s large land package previously unavailable for mining and provides significant flexibility for future growth and expansion.

Since the BLM Record of Decision, Kinross has mobilized seven drill rigs and completed metallurgical and geological drilling at the Vantage Complex in the South area of the property. Approximately 18,000 metres of drilling have been completed at Vantage to support the pre-feasibility study (PFS) and an expected conversion of a portion of Bald Mountain's current estimated mineral resources to mineral reserves, with plans to drill a total of approximately 30,000 metres by year end. The Vantage Complex PFS, which is contemplating plans for a carbon adsorption plant, additional heap leach capacity and infrastructure, has commenced and is expected to be completed in Q2 2017.

The Record of Decision has also allowed for the start of mining activities at the Redbird pit in the North area of the property and granted access to the Poker and Winrock pits, which are expected to be included in the mine plan in 2017 and will provide greater operational flexibility.

Moroshka and September Northeast

Kinross’ Russian development projects continue to advance as planned. At the Moroshka project, located approximately four kilometres from Kupol, portal construction has commenced, with decline development and the installation of limited surface infrastructure expected to begin by year end. Mining is on schedule to commence in the first half of 2018. At September Northeast, located approximately 15 kilometres from Dvoinoye, preparations for the mining of the small open pit are progressing well, site infrastructure is now 90% complete, and mining is on schedule to commence in the first quarter of 2017. These two additional sources of ore are expected to add high-margin ounces into the mine plan, contributing to the one-year mine life extension at Kupol-Dvoinoye to 2021.

p. 5 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Round Mountain Phase W

At the Round Mountain Phase W project, geotechnical and metallurgical drilling has commenced, along with infill drilling which is expected to continue into Q1 2017. The Company is on track to convert a portion of the project’s inferred mineral resource estimate to an indicated mineral resource by year end. Post-scoping study mine plan optimization is underway to identify strategies to potentially increase the value and economics of the project, while permitting work continues to advance. A feasibility study on Phase W is expected to be completed in Q3 2017.

La Coipa Phase 7

At La Coipa Phase 7, the Company received approval on the project DIA (Declaration of Impact to Environment) permit and is now proceeding with sectoral permits, which are expected in late 2017. Exploration drilling is continuing, with positive results at several targets, including Catalina, located less than one kilometre southeast of the Phase 7 deposit.

Balance sheet and liquidity

As of September 30, 2016, Kinross had cash and cash equivalents of $756.4 million, a decrease of $287.5 million since December 31, 2015. The Company has available credit of $1,427.2 million as of September 30, 2016 for total liquidity of approximately $2.2 billion.

On September 1, 2016, the Company repaid $250 million in senior notes. With no debt maturing until 2020, a strong balance sheet and excellent liquidity, Kinross expects to have the financial flexibility to fund organic growth opportunities within its global portfolio, including the Tasiast Phase One expansion and potential Bald Mountain expansion.

Non-cash impairment

As at September 30, 2016, the Company identified an indicator of impairment at Maricunga as a result of the suspension of mining activities. As a result, the Company recorded non-cash impairment charges of $68.3 million to property, plant and equipment, and $71.3 million to inventory, at Maricunga.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

The Company is tracking towards the lower half of its 2016 production guidance range of approximately 2.7 - 2.9 million Au eq. oz., and the upper half of its production cost of sales guidance range of $675 - $735 per Au eq. oz. and all-in sustaining cost guidance range of $890 - $990 per Au eq. oz. sold.

Kinross’ capital expenditure forecast has been reduced to a range of $650-$675 million, compared with the previous forecast of $755 million. The decrease is mainly as a result of lower than expected spending at Tasiast’s Phase One expansion project, which has now been deferred to 2017, after the temporary suspension of activities earlier in the year.

The Company’s other operating cost forecast is now expected to be in excess of $110 million, compared with the previously-stated forecast of $95 million, mainly due to the temporary suspension at Tasiast and the suspension of mining at Maricunga.

Depreciation, depletion and amortization is now forecast to be approximately $325 per Au eq. oz., compared with the previous forecast of $350 per Au eq. oz.

p. 6 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Senior management changes

On August 17, 2016, the Company announced the appointments of Lauren Roberts as Chief Operating Officer and Paul Tomory as Chief Technical Officer, a new role within the senior leadership team, both effective January 1, 2017. Mr. Roberts will replace Warwick Morley-Jepson, whose departure was also announced on August 17, 2016. Kinross’ Board of Directors and management team would like to thank Mr. Morley-Jepson for his many positive contributions to the Company and wish him well in his future endeavours.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, November 3, 2016 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 0783 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 0783 followed by #.

You may also access the conference call on a listen-only basis via webcast at our www.kinross.com, where it will be archived.

This news release should be read in conjunction with Kinross’ 2016 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2016 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2016	2015	2016	2015	2016	2015	2016	2015

Fort Knox	110,396	115,258	107,444	118,978	$79.8	$66.2	$743	$556
Round Mountain	93,215	58,074	88,477	54,559	73.7	37.5	833	687
Bald Mountain	32,675	-	30,174	-	30.9	-	1,024	-
Kettle River - Buckhorn	28,241	24,222	28,104	24,284	17.1	19.3	608	795
Paracatu	111,889	129,064	111,796	134,838	77.5	100.7	693	747
Maricunga	39,253	52,672	39,458	52,282	37.5	52.5	950	1,004
Americas Total	415,669	379,290	405,453	384,941	316.5	276.2	781	718

Kupol	178,032	190,366	181,508	217,031	82.4	101.7	454	469
Russia Total	178,032	190,366	181,508	217,031	82.4	101.7	454	469

Tasiast	34,793	53,440	30,793	57,163	38.1	60.4	1,237	1,057
Chirano (100%)	61,817	63,981	62,573	62,792	53.0	44.0	847	701
West Africa Total	96,610	117,421	93,366	119,955	91.1	104.4	976	870

Operations Total	690,311	687,077	680,327	721,927	490.0	482.3	720	668
Less Chirano non-controlling interest (10%)	(6,182)	(6,398)	(6,257)	(6,279)	(5.3)	(4.4)
Attributable Total	684,129	680,679	674,070	715,648	$484.7	$477.9	$719	$668

Nine months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2016	2015	2016	2015	2016	2015	2016	2015

Fort Knox	295,417	313,992	292,958	314,678	$219.4	$190.2	$749	$604
Round Mountain	278,954	146,784	270,597	142,899	205.4	109.9	759	769
Bald Mountain	85,801	-	76,879	-	87.2	-	1,134	-
Kettle River - Buckhorn	81,584	78,067	81,176	77,975	57.5	67.0	708	859
Paracatu	358,039	364,115	355,251	366,936	244.9	285.1	689	777
Maricunga	142,633	157,207	142,310	157,615	127.4	163.5	895	1,037
Americas Total	1,242,428	1,060,165	1,219,171	1,060,103	941.8	815.7	772	769

Kupol	554,120	567,255	556,089	569,148	243.5	271.5	438	477
Russia Total	554,120	567,255	556,089	569,148	243.5	271.5	438	477

Tasiast	111,448	165,339	107,651	163,894	120.6	170.7	1,120	1,042
Chirano (100%)	149,848	197,975	152,564	203,682	148.5	137.5	973	675
West Africa Total	261,296	363,314	260,215	367,576	269.1	308.2	1,034	838

Operations Total	2,057,844	1,990,734	2,035,475	1,996,827	1,454.4	1,395.4	715	699
Less Chirano non-controlling interest (10%)	(14,985)	(19,797)	(15,256)	(20,368)	(14.9)	(13.8)
Attributable Total	2,042,859	1,970,937	2,020,219	1,976,459	$1,439.5	$1,381.6	$713	$699

p. 8 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	September 30	December 31,
	2016	2015

Assets
Current assets
Cash and cash equivalents	$756.4	$1,043.9
Restricted cash	11.5	10.5
Accounts receivable and other assets	178.3	108.2
Current income tax recoverable	94.9	123.3
Inventories	1,013.7	1,005.2
Unrealized fair value of derivative assets	7.8	1.0
	2,062.6	2,292.1
Non-current assets
Property, plant and equipment	4,908.0	4,593.7
Goodwill	162.7	162.7
Long-term investments	179.0	83.1
Investments in associate and joint ventures	163.7	157.1
Unrealized fair value of derivative assets	4.9	-
Other long-term assets	435.2	370.2
Deferred tax assets	96.2	76.5
Total assets	$8,012.3	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$440.0	$379.6
Current income tax payable	44.8	6.4
Current portion of long-term debt	-	249.5
Current portion of provisions	50.1	50.3
Current portion of unrealized fair value of derivative liabilities	0.6	16.0
	535.5	701.8
Non-current liabilities
Long-term debt	1,732.5	1,731.9
Provisions	856.6	720.8
Other long-term liabilities	166.1	148.7
Deferred tax liabilities	392.0	499.0
Total liabilities	3,682.7	3,802.2

Equity
Common shareholders' equity
Common share capital	$14,894.1	$14,603.5
Contributed surplus	235.8	239.2
Accumulated deficit	(10,909.6)	(10,922.1)
Accumulated other comprehensive income (loss)	69.1	(31.3)
Total common shareholders' equity	4,289.4	3,889.3
Non-controlling interest	40.2	43.9
Total equity	4,329.6	3,933.2
Total liabilities and equity	$8,012.3	$7,735.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,244,958,559	1,146,540,188

p. 9 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015

Revenue
Metal sales	$910.2	$809.4	$2,569.2	$2,346.0

Cost of sales
Production cost of sales	490.0	482.3	1,454.4	1,395.4
Depreciation, depletion and amortization	213.8	239.8	617.2	662.7
Impairment charges	139.6	-	139.6	24.5
Total cost of sales	843.4	722.1	2,211.2	2,082.6
Gross profit	66.8	87.3	358.0	263.4
Other operating expense	27.2	13.5	97.2	78.8
Exploration and business development	29.8	29.9	68.3	82.4
General and administrative	39.9	44.2	110.6	127.8
Operating earnings (loss)	(30.1)	(0.3)	81.9	(25.6)
Other income (expense) - net	2.1	2.8	15.3	(5.4)
Equity in earnings (losses) of associate and joint ventures	(0.3)	(1.1)	(0.2)	3.8
Finance income	2.1	2.1	5.6	6.3
Finance expense	(31.0)	(21.9)	(96.5)	(69.6)
Earnings (loss) before tax	(57.2)	(18.4)	6.1	(90.5)
Income tax recovery (expense) - net	59.4	(34.7)	2.7	(54.6)
Net earnings (loss)	$2.2	$(53.1)	$8.8	$(145.1)
Net earnings (loss) attributable to:
Non-controlling interest	$(0.3)	$(0.4)	$(3.7)	$(2.5)
Common shareholders	$2.5	$(52.7)	$12.5	$(142.6)

Earnings (loss) per share attributable to common shareholders

Basic	$0.00	$(0.05)	$0.01	$(0.12)
Diluted	$0.00	$(0.05)	$0.01	$(0.12)

Weighted average number of common shares outstanding (millions)
Basic	1,244.9	1,146.3	1,221.0	1,145.9
Diluted	1,256.5	1,146.3	1,231.8	1,145.9

p. 10 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited, expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss)	$2.2	$(53.1)	$8.8	$(145.1)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	213.8	239.8	617.2	662.7
Impairment charges	139.6	-	139.6	24.5
Impairment of investments
Equity in losses (earnings) of associate and joint ventures	0.3	1.1	0.2	(3.8)
Share-based compensation expense	3.7	5.0	10.8	13.9
Finance expense	31.0	21.9	96.5	69.6
Deferred tax recovery	(46.7)	(24.9)	(150.7)	(42.0)
Foreign exchange losses (gains) and other	(23.6)	16.8	(7.3)	3.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(55.5)	(3.6)	(51.9)	7.4
Inventories	(16.9)	23.2	67.0	110.4
Accounts payable and accrued liabilities	40.3	27.7	155.3	28.1
Cash flow provided from operating activities	288.2	253.9	885.5	728.7
Income taxes paid	(22.0)	(21.8)	(88.9)	(79.3)
Net cash flow provided from operating activities	266.2	232.1	796.6	649.4

Investing:
Additions to property, plant and equipment	(153.8)	(171.3)	(407.3)	(449.3)
Business acquisition	-	-	(588.0)	-
Net additions to long-term investments and other assets	(35.4)	(18.7)	(55.5)	(60.4)
Net proceeds from the sale of property, plant and equipment	1.1	0.1	8.0	3.0
Decrease (increase) in restricted cash	(0.1)	31.9	(1.0)	34.7
Interest received and other	1.1	1.0	2.6	3.1
Net cash flow used in investing activities	(187.1)	(157.0)	(1,041.2)	(468.9)
Financing:
Issuance of common shares on exercise of options	1.8	-	2.8	-
Proceeds from issuance of equity	-	-	275.7	-
Proceeds from issuance of debt	-	-	-	22.5
Repayment of debt	(250.0)	(50.0)	(250.0)	(102.5)
Interest paid	(37.2)	(24.1)	(70.4)	(47.6)
Other	(3.3)	(1.9)	(3.3)	(2.9)
Net cash flow used in financing activities	(288.7)	(76.0)	(45.2)	(130.5)
Effect of exchange rate changes on cash and cash equivalents	(2.2)	(5.7)	2.3	(8.7)
Increase (decrease) in cash and cash equivalents	(211.8)	(6.6)	(287.5)	41.3
Cash and cash equivalents, beginning of period	968.2	1,031.4	1,043.9	983.5
Cash and cash equivalents, end of period	$756.4	$1,024.8	$756.4	$1,024.8

p. 11 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q3 2016	100	8,959	3,270	9,507	0.68	0.26	85%	110,396	107,444	$79.8	$743	$13.8	$20.4
		Q2 2016	100	6,141	3,467	4,914	0.64	0.28	83%	97,221	97,625	77.4	793	15.2	22.3
		Q1 2016	100	6,786	3,246	7,495	0.66	0.26	81%	87,800	87,889	62.2	708	18.0	23.5
		Q4 2015	100	4,454	3,407	6,712	0.66	0.26	82%	87,561	87,426	62.6	716	35.3	31.7
		Q3 2015	100	5,950	3,328	6,697	0.86	0.27	83%	115,258	118,978	66.2	556	37.4	36.8
	Round Mountain	Q3 2016	100	5,392	953	6,900	0.98	0.43	82%	93,215	88,477	$73.7	$833	$14.8	$24.2
		Q2 2016	100	6,632	942	6,234	0.80	0.40	80%	92,813	91,646	71.3	778	12.3	20.8
		Q1 2016 (8)	100(8)	4,018	869	3,617	1.17	0.44	83%	92,926	90,474	60.4	668	16.3	16.1
		Q4 2015	50	6,392	898	3,724	0.86	0.42	77%	51,034	52,882	37.0	700	14.2	11.0
		Q3 2015	50	6,962	924	4,546	0.91	0.47	81%	58,074	54,559	37.5	687	12.3	12.9
	Bald Mountain (8), (9)	Q3 2016	100	3,081	-	3,081	-	0.66	nm	32,675	30,174	$30.9	$1,024	$16.6	$10.7
		Q2 2016	100	2,182	-	2,182	-	0.48	nm	32,704	35,508	43.2	1,217	4.5	8.6
		Q1 2016 (8)	100	1,766	-	1,766	-	0.62	nm	20,422	11,197	13.1	1,170	1.7	2.0
	Kettle River- Buckhorn	Q3 2016	100	123	111	-	8.14	-	94%	28,241	28,104	$17.1	$608	$-	$1.0
		Q2 2016	100	101	101	-	7.40	-	93%	25,031	24,808	18.2	734	-	0.8
		Q1 2016	100	86	107	-	7.23	-	92%	28,312	28,264	22.2	785	-	1.4
		Q4 2015	100	84	90	-	9.67	-	92%	19,301	19,601	14.6	745	-	2.0
		Q3 2015	100	97	106	-	6.93	-	92%	24,222	24,284	19.3	795	-	2.6
	Paracatu	Q3 2016	100	12,597	11,084	-	0.48	-	73%	111,889	111,796	$77.5	$693	$34.0	$31.0
		Q2 2016	100	12,109	12,331	-	0.44	-	70%	126,774	126,365	87.5	692	15.9	35.4
		Q1 2016	100	11,825	11,439	-	0.44	-	73%	119,376	117,090	79.9	682	10.7	35.4
		Q4 2015	100	10,730	9,738	-	0.51	-	76%	113,547	117,796	89.2	757	30.1	34.9
		Q3 2015	100	13,969	12,322	-	0.43	-	76%	129,064	134,838	100.7	747	36.9	38.4
	Maricunga (9)	Q3 2016	100	766	-	779		0.68	nm	39,253	39,458	$37.5	$950	$0.9	$10.8
		Q2 2016	100	1,346	-	1,475		0.61	nm	44,304	45,362	42.6	939	1.3	11.6
		Q1 2016	100	3,947	-	4,254	-	0.69	nm	59,076	57,490	47.3	823	0.8	10.8
		Q4 2015	100	3,870	-	4,099	-	0.78	nm	54,948	56,440	52.6	932	4.7	8.2
		Q3 2015	100	3,476	-	3,822	-	0.74	nm	52,672	52,282	52.5	1,004	5.2	7.3
Russia	Kupol (3)(4)(6)	Q3 2016	100	492	440	-	11.79	-	95%	178,032	181,508	$82.4	$454	$24.8	$60.9
		Q2 2016	100	513	428	-	12.75	-	95%	183,638	198,890	82.9	417	15.1	59.9
		Q1 2016	100	494	416	-	13.92	-	95%	192,450	175,691	78.2	445	27.8	52.9
		Q4 2015	100	449	429	-	13.81	-	96%	191,308	195,465	91.3	467	9.0	73.8
		Q3 2015	100	468	410	-	13.65	-	96%	190,366	217,031	101.7	469	21.4	77.3
West Africa	Tasiast	Q3 2016	100	2,462	457	1,585	1.78	0.45	91%	34,793	30,793	$38.1	$1,237	$36.3	$22.0
		Q2 2016	100	1,937	489	1,542	1.39	0.45	92%	29,577	28,467	35.3	1,240	36.0	22.3
		Q1 2016	100	1,891	777	1,187	1.51	0.41	91%	47,078	48,391	47.2	975	49.9	22.7
		Q4 2015	100	1,318	689	587	2.27	0.55	89%	53,706	52,146	49.9	957	49.6	26.5
		Q3 2015	100	1,259	618	364	2.21	0.48	92%	53,440	57,163	60.4	1,057	44.1	19.5
	Chirano - 100%	Q3 2016	90	858	918	-	2.35	-	92%	61,817	62,573	$53.0	$847	$9.5	$30.0
		Q2 2016	90	547	882	-	1.72	-	91%	43,561	42,312	48.3	1,142	11.1	25.8
		Q1 2016	90	453	847	-	1.77	-	91%	44,470	47,679	47.2	990	11.7	25.7
		Q4 2015	90	559	853	-	2.32	-	91%	58,123	56,284	42.2	750	11.6	44.1
		Q3 2015	90	873	917	-	2.36	-	91%	63,981	62,792	44.0	701	6.7	42.7
	Chirano - 90%	Q3 2016	90	858	918	-	2.35	-	92%	55,635	56,316	$47.7	$847	$8.5	$27.0
		Q2 2016	90	547	882	-	1.72	-	91%	39,205	38,081	43.5	1,142	10.0	23.2
		Q1 2016	90	453	847	-	1.77	-	91%	40,023	42,911	42.5	990	10.5	23.1
		Q4 2015	90	559	853	-	2.32	-	91%	52,311	50,655	38.0	750	10.4	39.7
		Q3 2015	90	873	917	-	2.36	-	91%	57,583	56,513	39.6	701	6.0	38.4

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q3 (2016) 104.36 g/t, 90%; Q2 (2016) 105.89 g/t, 86.5%; Q1 (2016) 104.19 g/t, 88%; Q4 (2015) 100.58 g/t, 87%; Q3 (2015) 100.55 g/t, 88%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2016:68.05:1, Q2 2016: 75.06:1 , Q1 2016: 79.64:1; Q4 2015: 74.78:1; Q3 2015: 75.40:1
(6)	Dvoinoye ore processed and grade were as follows: Q3 (2016) 117,814 tonnes, 18.96 g/t ; Q2 (2016) 118,057 tonnes, 22.42 g/t; Q1 (2016) 129,675 tonnes, 22.69 g/t; Q4 (2015) 122,987 tonnes, 22.91 g/t; Q3 (2015) 111,806 tonnes, 24.52 g/t
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine. The interim financial statements for the three months ended March 31, 2016 have been recasted to reflect the retrospective impact of the finalization of the purchase price allocation.
(9)	"nm" means not meaningful.

p. 12 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Net earnings (loss) attributable to common shareholders - as reported	$2.5	$(52.7)	$12.5	$(142.6)

Adjusting items(a):
Foreign exchange losses (gains)	(0.9)	5.2	8.1	12.7
Non-hedge derivatives losses (gains)	(0.1)	2.2	0.3	4.0
Losses (gains) on sale of other assets	(0.3)	4.5	(6.8)	5.9
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(16.9)	3.9	(54.7)	24.4
Acquisition costs	-	-	7.8	-
Tax benefits realized upon acquisition	-	-	(27.7)	-
Impairment charges	139.6	4.9	139.6	30.9
Taxes in respect of prior years	(11.5)	1.6	37.6	21.3
Chile weather event related costs	-	3.0	-	18.2
Tasiast and Maricunga suspension related costs	17.7	-	40.4	-
Insurance recoveries and other	(3.0)	(12.1)	(17.5)	(12.1)
Restructuring	1.7	11.9	1.7	11.9
Tax effect of above adjustments	(0.1)	3.7	2.6	3.2

	126.2	28.8	131.4	120.4
Adjusted net earnings (loss) attributable to common shareholders	$128.7	$(23.9)	$143.9	$(22.2)
Weighted average number of common shares outstanding - Basic	1,244.9	1,146.3	1,221.0	1,145.9
Adjusted net earnings (loss) per share	0.10	(0.02)	0.12	(0.02)

(a) In the third quarter of 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative periods have been recast to reflect this change in presentation.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Net cash flow provided from operating activities - as reported	$266.2	$232.1	$796.6	$649.4

Adjusting items:
Working capital changes:
Accounts receivable and other assets	55.5	3.6	51.9	(7.4)
Inventories	16.9	(23.2)	(67.0)	(110.4)
Accounts payable and other liabilities, including taxes	(18.3)	(5.9)	(66.4)	51.2
	54.1	(25.5)	(81.5)	(66.6)
Adjusted operating cash flow	$320.3	$206.6	$715.1	$582.8

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended		Nine months ended
(in millions, except ounces and production cost of sales per equivalent ounce)	September 30,		September 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest	(5.3)	(4.4)	(14.9)	(13.8)
Attributable production cost of sales	$484.7	$477.9	$1,439.5	$1,381.6

Gold equivalent ounces sold	680,327	721,927	2,035,475	1,996,827
Less: portion attributable to Chirano non-controlling interest	(6,257)	(6,279)	(15,256)	(20,368)
Attributable gold equivalent ounces sold	674,070	715,648	2,020,219	1,976,459
Consolidated production cost of sales per equivalent ounce sold	$720	$668	$715	$699
Attributable production cost of sales per equivalent ounce sold	$719	$668	$713	$699

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

p. 14 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest	(5.3)	(4.4)	(14.9)	(13.8)
Less: attributable silver revenues	(32.0)	(22.0)	(80.6)	(62.4)
Attributable production cost of sales net of silver by-product revenue	$452.7	$455.9	$1,358.9	$1,319.2

Gold ounces sold	657,501	701,975	1,974,242	1,942,770
Less: portion attributable to Chirano non-controlling interest	(6,242)	(6,260)	(15,218)	(20,311)
Attributable gold ounces sold	651,259	695,715	1,959,024	1,922,459
Attributable production cost of sales per ounce sold on a by-product basis	$695	$655	$694	$686

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 15 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest(1)	(5.3)	(4.4)	(14.9)	(13.8)
Less: attributable(2) silver revenues(3)	(32.0)	(22.0)	(80.6)	(62.4)
Attributable(2) production cost of sales net of silver by-product revenue	$452.7	$455.9	$1,358.9	$1,319.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	39.9	38.1	110.6	121.7
Other operating expense - sustaining(5)	0.2	4.8	10.0	19.0
Reclamation and remediation - sustaining(6)	25.3	15.3	80.7	44.5
Exploration and business development - sustaining(7)	14.0	14.7	38.4	44.4
Additions to property, plant and equipment - sustaining(8)	110.8	122.4	286.5	306.5
All-in Sustaining Cost on a by-product basis - attributable(2)	$642.9	$651.2	$1,885.1	$1,855.3
Other operating expense - non-sustaining(5)	6.0	(1.7)	13.4	17.6
Exploration - non-sustaining(7)	15.7	15.0	29.3	36.9
Additions to property, plant and equipment - non-sustaining(8)	34.8	29.5	89.8	98.0
All-in Cost on a by-product basis - attributable(2)	$699.4	$694.0	$2,017.6	$2,007.8
Gold ounces sold	657,501	701,975	1,974,242	1,942,770
Less: portion attributable to Chirano non-controlling interest(9)	(6,242)	(6,260)	(15,218)	(20,311)
Attributable(2) gold ounces sold	651,259	695,715	1,959,024	1,922,459
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$987	$936	$962	$965
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,074	$998	$1,030	$1,044

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Production cost of sales - as reported	$490.0	$482.3	$1,454.4	$1,395.4
Less: portion attributable to Chirano non-controlling interest(1)	(5.3)	(4.4)	(14.9)	(13.8)
Attributable(2) production cost of sales	$484.7	$477.9	$1,439.5	$1,381.6
Adjusting items on an attributable(2) basis:
General and administrative(4)	39.9	38.1	110.6	121.7
Other operating expense - sustaining(5)	0.2	4.8	10.0	19.0
Reclamation and remediation - sustaining(6)	25.3	15.3	80.7	44.5
Exploration and business development - sustaining(7)	14.0	14.7	38.4	44.4
Additions to property, plant and equipment - sustaining(8)	110.8	122.4	286.5	306.5
All-in Sustaining Cost - attributable(2)	$674.9	$673.2	$1,965.7	$1,917.7
Other operating expense - non-sustaining(5)	6.0	(1.7)	13.4	17.6
Exploration - non-sustaining(7)	15.7	15.0	29.3	36.9
Additions to property, plant and equipment - non-sustaining(8)	34.8	29.5	89.8	98.0
All-in Cost - attributable(2)	$731.4	$716.0	$2,098.2	$2,070.2
Gold equivalent ounces sold	680,327	721,927	2,035,475	1,996,827
Less: portion attributable to Chirano non-controlling interest(9)	(6,257)	(6,279)	(15,256)	(20,368)
Attributable(2) gold equivalent ounces sold	674,070	715,648	2,020,219	1,976,459
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,001	$941	$973	$970
Attributable(2) all-in cost per equivalent ounce sold	$1,085	$1,000	$1,039	$1,047

p. 16 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross' share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended September 30, 2016 primarily relate to projects at Tasiast and Round Mountain. Non-sustaining capital expenditures during the nine months ended September 30, 2016 primarily relate to projects at Tasiast and Chirano.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 17 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “Outlook”, “CEO commentary“, “Operating results and update”, and “Balance sheet and liquidity”, and include, without limitation, statements with respect to our guidance and forecasts for production; production costs of sales, all-in sustaining cost and capital expenditures; as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, permitting, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation and regulatory processes. The words “anticipate”, “assumption”, “believe”, “contemplate”, “consideration”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “flexibility”, “focus”, “forecast”, “forward”, “future”, “guidance”, “indicate”, “intend”, “measures”, “on track”, “outlook”, “path, “phase”, “plan”, “possible”, “potential”, “project”, “risk”, “strategy” or “study”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2016 (“2016 AIF”) and our Management’s Discussion and Analysis for the fiscal year-end 2015 (“2015 MD&A”) and third-quarter 2016 (“Q3 2016 MD&A”), as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, prolonged lack of rainfall at Paracatu) and other or related natural disasters, labour disruptions, supply disruptions, power disruptions, illegal incursions, illegal mining, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations (including in respect of the ongoing Chile environmental enforcement authority (“SMA”) proceedings and the Chilean State attorney (“CDE”) environmental damages actions in respect of Maricunga, and a recent challenge of the La Coipa Phase 7 DIA by members of a local indigenous community); (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to labour laws and water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to credit ratings being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; the impacts of illegal mining and property incursions; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions (including but not limited to Bald Mountain and the other 50% of Round Mountain) and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; permitting and environmental enforcement actions (including but not limited to in respect of Maricunga and the Company’s Sunnyside reclamation property in Colorado) and similar proceedings in jurisdictions in which the Company operates; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our 2016 AIF and the “Risk Analysis” sections of our 2015 MD&A and Q3 2016 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 18 Kinross reports 2016 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in US dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce5.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 19 Kinross reports 2016 third-quarter results	www.kinross.com